SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 _____________

                                   FORM 8-A



               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                _______________


                       CORRECTIONAL SERVICES CORPORATION
            (Exact Name of Registrant as Specified in its Charter)


                DELAWARE                               11-3182580
      (State of incorporation                       (I.R.S. Employer
           or organization)                        Identification No.)

      1819 MAIN STREET, SUITE 1000
              SARASOTA, FL                                34236
 (Address of principal executive offices)              (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. [ ]


Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                 Name of Each Exchange on which
       to be so Registered                 Each Class is to be Registered
       -------------------                 ------------------------------

                                NOT APPLICABLE



                                    Page 1 of 7 Pages

Securities to be registered pursuant to Section 12(g) of the Act:

          RIGHTS TO PURCHASE SERIES A PARTICIPATING PREFERRED STOCK,
                  $.01 PAR VALUE PER SHARE, OF THE REGISTRANT
                               (TITLE OF CLASS)

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

BOARD'S DECLARATION

          On January 5, 2000, the Board of Directors of the Registrant declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $.01 per share (the "Common Shares"), of the Registrant. The dividend is payable to the stockholders of record as of 5:00 P.M., New York, New York time, on Tuesday, January 11, 2000 (the "Record Date"), and is payable with respect to Common Shares issued thereafter until the Distribution Date (as hereinafter defined) and, in certain circumstances, is payable with respect to Common Shares issued after the Distribution Date. The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 11, 2000 (the "Rights Agreement"), between the Registrant and American Stock Transfer & Trust Company (the "Rights Agent").

EXERCISE PRICE

          Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Registrant one one-thousandth of a share of Series A Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), at a price of $30.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment in certain circumstances.

TRANSFER AND DETACHMENT

          Initially, the Rights will attach to all certificates representing Common Shares then outstanding and no separate Right Certificates (as hereinafter defined) will be distributed. The Rights will separate from the Common Shares and a "Distribution Date" for the Rights will occur upon the earlier of:

              (i) the first date of public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 10% or more of the outstanding Common Shares (subject to certain exceptions with respect to certain stockholders that beneficially own 10% or more of the outstanding Common Shares on the Record Date), except pursuant to a Permitted Offer, as hereinafter defined; or

             (ii) ten business days (or such later date as the Board of Directors of the Registrant may determine) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined).

          A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The first date of public announcement that a person or group has become an Acquiring Person is the "Shares Acquisition Date."

                                  Page 2 of 7 Pages

          The Rights Agreement provides that until the Distribution Date, the Rights will be evidenced by the Common Share certificates and will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

          As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

EXERCISABILITY

          The Rights are not exercisable until the Distribution Date and will expire at 5:00 p.m., New York, New York time, on January 11, 2010, unless earlier redeemed or exchanged by the Registrant as described below.

ACQUIRING PERSON

          In the event that any person becomes an Acquiring Person (except pursuant to a Permitted Offer), each holder of a Right will have (subject to the terms of the Rights Agreement) the right (the "Flip-In Right") to receive upon exercise the number of Common Shares, or, in the discretion of the Board of Directors of the Registrant, of one one-thousandths of a Preferred Share (or, in certain circumstances, other securities of the Registrant) having a value (immediately prior to such triggering event) equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void.

          A "Permitted Offer" is a tender or exchange offer for all outstanding Common Shares which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by a majority of Disinterested Directors (as hereinafter defined), to be adequate (taking into account all factors that such Disinterested Directors deem relevant) and otherwise in the best interests of the Registrant and its stockholders (other than the person, or any affiliate or associate thereof, on whose basis the offer is being made), taking into account all factors that such Disinterested Directors may deem relevant. "Disinterested Directors" are directors of the Registrant who are not employees of the Registrant and who are not Acquiring Persons or affiliates or associates thereof, or representatives of any of them, or any person who was directly or indirectly proposed or nominated as a director of the Registrant by a Transaction Person (as hereinafter defined).

MERGER OR OTHER BUSINESS COMBINATION

          In the event that, at any time following the Shares Acquisition Date,
(i) the Registrant is acquired in certain mergers or other business combination transactions in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, (ii) 50% or more of the Registrant's assets or earning power are sold or transferred, in either case

                                   Page 3 of 7 Pages
with or to an Acquiring Person or any affiliate or associate thereof, or any other person in which such Acquiring Person, affiliate or associate has an interest, or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, or (iii) the Registrant shall effect a statutory share exchange with outstanding Common Shares of the Registrant exchanged for stock or other securities of any other person, money or other property, then in each case the holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the Purchase Price.

ADJUSTMENT

          The Purchase Price payable, and the number of one one-thousandths of a Preferred Share or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to in clause (ii) above).

          The Purchase Price is also subject to adjustment in the event of a stock split of the Common Shares, or a stock dividend on the Common Shares payable in Common Shares, or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional one one-thousandths of a Preferred Share will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

EXCHANGE

          At any time after a person or group of affiliated or associated persons becomes an Acquiring Person (subject to certain exceptions) and prior to the acquisition by a person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Board of Directors of the Registrant may exchange all or part of the then outstanding and exercisable Rights (other than Rights which have become void under the terms of the Rights Agreement) for Common Shares at an exchange ratio of one and three-quarters (1 3/4) Common Shares per Right, subject to adjustment.

REDEMPTION

          At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Registrant may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors of the Registrant. Additionally, the Registrant may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price after the triggering of the Flip-In Right and before the expiration of any period during which the Flip-In Right may be exercised in connection with a merger or other business combination transaction or series of transactions

                                   Page 4 of 7 Pages
involving the Registrant in which all holders of Common Shares are treated alike but not involving a Transaction Person (as hereinafter defined). Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          If any term, provision, covenant or restriction of the Rights Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of the Rights Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable, and the Board of Directors of the Registrant determines, at a time when a majority of the directors then serving are Disinterested Directors, in their good-faith judgment that severing the invalid language from the Rights Agreement would adversely affect the purpose or effect thereof, the Registrant's right of redemption described in the preceding paragraph shall be reinstated (if such right has expired or been terminated) and shall not expire until the close of business on the tenth day following the date of such determination by the Board of Directors.

          The Board of Directors and the Registrant shall not have any liability to any person as a result of the redemption or exchange of the Rights pursuant to the provisions of the Rights Agreement.

STATUS OF RIGHTS

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Registrant, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

          A copy of the Rights Agreement, together with the terms of the Series A Participating Preferred Stock, Summary of Rights to Purchase Preferred Shares and form of Right Certificate (collectively, the "Rights Documents"), are attached as exhibits to this Registration Statement and are incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Documents.

                                    Page 5 of 7 Pages

ITEM 2.   EXHIBITS.

     3.1 Certificate of Designation of Series A Participating Preferred Stock of the Registrant filed with the Secretary of State of the State of Delaware on January 10, 2000.

     4.1(a) Rights Agreement, dated as of January 11, 2000, between the Registrant and American Stock Transfer & Trust Company, which includes as Exhibit B thereto the form of Right Certificate. Pursuant to the Rights Agreement, the Right Certificates will not be mailed until after the earlier of (i) the first date of a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Shares (subject to certain exceptions with respect to certain stockholders that beneficially own 10% or more of the outstanding Common Shares on the Record Date), or (ii) 10 business days following the commencement of, or announcement of an intention to commence, a tender or exchange offer the consummation of which would result in a person or group beneficially owning 10% or more of such outstanding shares of Common Shares (subject to certain exceptions with respect to certain stockholders that beneficially own 10% or more of the outstanding Common Shares on the Record Date).

     4.1(b)   Summary of Rights to Purchase Preferred Shares of the Registrant.


                                    Page 6 of 7 Pages

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              CORRECTIONAL SERVICES CORPORATION
                                     (Registrant)



Dated: January 11, 2000       By:   /s/ James F. Slattery
                                 -------------------------------
                                      James F. Slattery
                                      President


                                    Page 7 of 7 Pages